FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2006

Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,3126
Sao Paulo, SF 01402-921
Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)
Form 20-F: ☒	Form 40-F: ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):
Yes: ☐	No: ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):
Yes: ☐	No: ☒
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.)

Yes: ☐	No: ☒

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report of their notice to Investors regarding the Company’s 2006 Investment Plan and Minutes of the Board of Directors' Meeting held on March 24, 2006, as filed with the Brazilian Stock Exchange, to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Date: March 28, 2006	By:	/s/ Eneas Cesar Pestena Neto
Name: Eneas Cesar Restate Neto
Title: Administrative Director
	By:	/s/ Fernando Ouelroz Tracenella
Name: Fernando Quelroz Tracenella
Title: Investor Relations Officer

EXHIBIT INDEX

99.1 2006 Investment Plan.

99.2 Minutes of the Board of Directors' Meeting held on March 24, 2006.